                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549

                                 _____________

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 22)(1)


                               ETHYL CORPORATION
                               -----------------
                               (Name of Issuer)

                                 COMMON STOCK
                                 ------------
                        (Title of class of securities)

                                  297659-10-4
                                  -----------
                                (CUSIP NUMBER)




                   Check the following box to designate the
                rule pursuant to which this Schedule is filed:

                              [ ]  Rule 13d-1(b)
                              [ ]  Rule 13d-1(c)
                              [X]  Rule 13d-1(d)

------------------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages
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CUSIP NO. 297659-10-4                13G         Page 2 of 8 Pages
---------------------                            -----------------


            1              NAME OF REPORTING PERSONS
                           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                           Floyd D. Gottwald, Jr.  -  ###-##-####
---------------------------------------------------------------------------------------------------

            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      Yes  (a) [ ]
                                                                                  No   (b) [X]
---------------------------------------------------------------------------------------------------

            3              SEC USE ONLY
---------------------------------------------------------------------------------------------------
            4              CITIZENSHIP OR PLACE OF ORGANIZATION*

                           U.S.
---------------------------------------------------------------------------------------------------

        NUMBER OF                 5  SOLE VOTING POWER

         SHARES                      4,754,634
                           ------------------------------------------------------------------------
      BENEFICIALLY                6  SHARED VOTING POWER

        OWNED BY                     1,402,856
                           ------------------------------------------------------------------------
          EACH                    7  SOLE DISPOSITIVE POWER

        REPORTING                    4,754,634
                           ------------------------------------------------------------------------
       PERSON WITH                8  SHARED DISPOSITIVE POWER

                                     1,402,856
---------------------------------------------------------------------------------------------------
9                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           6,157,490
---------------------------------------------------------------------------------------------------
10                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                           CERTAIN SHARES*                                                [X]

                           316,755 shares held by foundation; 4,272,607 shares owned by adult sons
---------------------------------------------------------------------------------------------------
11                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                           7.38%
---------------------------------------------------------------------------------------------------
12                         TYPE OF REPORTING PERSON*

                           IN
---------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 8 Pages
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CUSIP NO. 297659-10-4                13G         Page 3 of 8 Pages
---------------------                            -----------------


            1              NAME OF REPORTING PERSONS
                           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                           Bruce C. Gottwald  -  ###-##-####
---------------------------------------------------------------------------------------------------
            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      Yes  (a) [ ]
                                                                                  No   (b) [X]
---------------------------------------------------------------------------------------------------
            3              SEC USE ONLY
---------------------------------------------------------------------------------------------------
            4              CITIZENSHIP OR PLACE OF ORGANIZATION*

                           U.S.
---------------------------------------------------------------------------------------------------

        NUMBER OF                 5  SOLE VOTING POWER

         SHARES                      4,987,224
                         --------------------------------------------------------------------------
      BENEFICIALLY                6  SHARED VOTING POWER

        OWNED BY                     620,985
                         --------------------------------------------------------------------------
          EACH                    7  SOLE DISPOSITIVE POWER

        REPORTING                    4,987,224
                         --------------------------------------------------------------------------
       PERSON WITH                8  SHARED DISPOSITIVE POWER

                                     620,985
---------------------------------------------------------------------------------------------------
9                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           5,608,209
---------------------------------------------------------------------------------------------------
10                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                           CERTAIN SHARES*                                            [X]

                           316,755 shares held by foundation; 4,647,269 shares owned by adult sons
---------------------------------------------------------------------------------------------------
11                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                           6.72%
---------------------------------------------------------------------------------------------------
12                         TYPE OF REPORTING PERSON*

                           IN
----------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT*

                               Page 3 of 8 Pages

Item 1(a)  Name of Issuer:
           --------------
           ETHYL CORPORATION

Item 1(b)  Address of Issuer's Principal Executive Offices:
           -----------------------------------------------

           330 South Fourth Street, Richmond, Virginia 23219

Item 2(a)  Name of Persons Filing:
           ----------------------

           Floyd D. Gottwald, Jr. and Bruce C. Gottwald

Item 2(b)  Address of Principal Business Office or, if None, Residence:
           -----------------------------------------------------------

           330 South Fourth Street, Richmond, Virginia  23219

Item 2(c)  Citizenship:
           -----------

           U.S.

Item 2(d)  Title of Class of Securities:
           ----------------------------

           Common Stock

Item 2(e)  CUSIP Number:
           ------------

           297659-10-4

Item 3 If these statements are filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):
           --------------------------------------------------------

           Not applicable

Item 4     Ownership
           ---------

           (a)  Amount Beneficially Owned*:  12,082,454 shares
                                            -------------------
           (b)  Percent of Class:            14.48%
                                  -----------------------------
           (c) Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote -    10,058,613 (1)
                                                                  -------------
              (ii) shared power to vote or to direct the vote -   2,023,841 (2)
                                                                  -------------
             (iii) sole power to dispose of or to direct the
                   disposition of -                              10,058,613 (1)
                                                                 --------------

                               Page 4 of 8 Pages
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               (iv) shared power to dispose of or to direct the
                    disposition of -                             2,023,841  (2)
                                                                 --------------

* This amount does not include an aggregate of 4,272,607 shares of common stock ("Common Stock") of Ethyl Corporation (the "Issuer") beneficially owned by the adult sons of Floyd D. Gottwald, Jr. and an aggregate of 4,647,269 shares beneficially owned by the adult sons of Bruce C. Gottwald. Floyd D. Gottwald, Jr., Bruce C. Gottwald and their adult sons own an aggregate of 21,002,330 shares, which constitute 25.17% of the outstanding shares. Floyd D. Gottwald, Jr., Bruce C. Gottwald and their adult sons have no agreement with respect to the acquisition, retention, disposition or voting of the Issuer's Common Stock. The filing of this statement on Schedule 13G shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Floyd D. Gottwald, Jr. or Bruce C. Gottwald are the beneficial owners of 316,755 shares described in Items 4(c)(i) and (iii) or the shares described in Items 4(c)(ii) and (iv). See Item 6 below.

     (1) This amount includes 316,755 shares owned by a charitable foundation for which members of the Gottwald family serve as the sole directors. Floyd D. Gottwald, Jr. and Bruce C. Gottwald disclaim any beneficial interest in any shares held in the foundation.

     (2) This amount does not include shares owned of record by Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Trustee under the Issuer's savings plan (the "Plan") for its employees that are held for the benefit of employees other than Floyd D. Gottwald, Jr. and Bruce C.

                               Page 5 of 8 Pages

          Gottwald. Shares held by the Trustee under the Plan for the benefit of Floyd D. Gottwald, Jr. and Bruce C. Gottwald are included in Items
          (4)(c)(i) and (iii) above. Shares held under the Plan are voted by the Trustee in accordance with instructions solicited from employees participating in the Plan. If a participating employee does not give the Trustee voting instructions, his shares are voted by the Trustee in accordance with management's recommendations to the shareholders. Because Bruce C. Gottwald is an executive officer and director of the Issuer and members of the Gottwald family are the largest shareholders of the Issuer, they may be deemed to be control persons of the Issuer and to have the capacity to control any such recommendation of management.

Item 5    Ownership of Five Percent or Less of a Class:
          --------------------------------------------

          Not applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
          ---------------------------------------------------------------

          Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 2,023,841 of the shares described in Items 4(c)(ii) and (iv). However, none of such persons' individual interest relates to more than 5 percent of the class of securities for which this statement on
          Schedule 13G is filed.

Item 7    Identification and Classification of the Subsidiary Which Acquired
          ------------------------------------------------------------------
          the Security Being Reported on by the Parent Holding Company:
          ------------------------------------------------------------

          Not Applicable

Item 8    Identification and Classification of Members of the Group:
          ---------------------------------------------------------

          Floyd D. Gottwald, Jr. and Bruce C. Gottwald are brothers. This statement on Schedule 13G is being filed on behalf of Floyd D.

                               Page 6 of 8 Pages
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          Gottwald, Jr. and Bruce C. Gottwald because they could be deemed to be a group for purposes of Section 13(d)(3) of the Exchange Act and this statement on Schedule 13G even though there is no agreement among them with respect to the acquisition, retention, disposition or voting of the Issuer's Common Stock.

Item 9    Notice of Dissolution of Group:
          ------------------------------

          Not Applicable

Item 10   Certifications:
          --------------

          Not Applicable

                               Page 7 of 8 Pages

Signature
---------

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement on Schedule 13G is true, complete and correct.

Dated:  February  12, 2001
                                         /s/ Floyd D. Gottwald, Jr.
                                         --------------------------------
                                         Floyd D. Gottwald, Jr.

                                         /s/ Bruce C. Gottwald
                                         --------------------------------
                                         Bruce C. Gottwald


                               Page 8 of 8 Pages